Exhibit 99.1

List of Relevant Territories for the Purposes of Irish Dividend Withholding Tax

1.	Albania	28.	Hungary
2.	Armenia	29.	Iceland
3.	Australia	30.	India
4.	Austria	31.	Israel
5.	Bahrain	32.	Italy
6.	Belarus	33.	Japan
7.	Belgium	34.	Kazakhstan
8.	Bosnia and Herzegovina	35.	Korea
9.	Botswana	36.	Kuwait
10.	Bulgaria	37.	Latvia
11.	Canada	38.	Lithuania
12.	Chile	39.	Luxembourg
13.	China	40.	Macedonia
14.	Croatia	41.	Malaysia
15.	Cyprus	42.	Malta
16.	Czech Republic	43.	Mexico
17.	Denmark	44.	Moldova
18.	Egypt	45.	Montenegro
19.	Estonia	46.	Morocco
20.	Ethiopia	47.	Netherlands
21.	Finland	48.	New Zealand
22.	France	49.	Norway
23.	Georgia	50.	Pakistan
24.	Germany	51.	Panama
25.	Ghana	52.	Poland
26.	Greece	53.	Portugal
27.	Hong Kong	54.	Qatar
55.	Romania
56.	Russia
57.	Saudi Arabia
58.	Serbia
59.	Singapore
60.	Slovak Republic
61.	Slovenia
62	South Africa
63.	Spain
64.	Sweden
65.	Switzerland
66.	Thailand
67.	Turkey
68.	United Kingdom
69.	Ukraine
70.	United Arab Emirates
71.	Uzbekistan
72.	United States of America
73.	Vietnam
74.	Zambia